FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 November 2007.

2.	Press release entitled, “CRESTOR™ ANDA”, dated 1 November 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 November 2007.

4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 November 2007.

5.	Press release entitled, “Publication of Supplementary Prospectus”, dated 6 November 2007.

6.	Press release entitled, “AstraZeneca launches and prices a debut GBP 350 million sterling bond and a EUR 750 million eurobond”, dated 7 November 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 November 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 November 2007.

9.	Press release entitled, “CRESTOR® now indicated to slow the progression of Atherosclerosis in patients with elevated cholesterol”, dated 9 November 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 November 2007.

11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 16 November 2007.

12.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 19 November 2007.

13.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 November 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 November 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 November 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 November 2007.

17.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 29 November 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 December 2007	By: /s/ Justin Hoskins
Name: Justin Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,060 ordinary shares of AstraZeneca PLC at a price of 2356 pence per share on 31 October 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,468,944,353.

G H R Musker
Company Secretary
1 November 2007

Item 2

CRESTORTM ANDA

On 30th October 2007, AstraZeneca received a notice-letter from Cobalt Pharmaceuticals, Inc. (“Cobalt”) notifying AstraZeneca Pharmaceuticals LP, AstraZeneca AB, IPR Pharmaceuticals Inc., and Shionogi Seiyaku Kabushiki Kaisha that Cobalt had submitted an Abbreviated New Drug Application (ANDA) to the US Food and Drug Administration for approval to market generic rosuvastatin calcium tablets. Cobalt’s notice-letter advised that it intended to market generic versions of CrestorTM tablets in 5, 10, 20, and 40 mg strengths before the expiration of US Patents Nos. RE37,314E (the ‘314 patent) and 6,316,460B1 (the ‘460 patent). Cobalt’s notice-letter states that its ANDA contained a Paragraph IV certification alleging that the claims of the ‘314 and ‘460 patents are not infringed, invalid or unenforceable. Cobalt’s notice-letter also states that its ANDA contains a certification under section 505(j)(2)(A)(viii) of the FDCA alleging that its labelling will not include medical uses claimed in US Patent 6,858,618 (the ‘618 patent).

The ‘314 patent expires in January 2016, the ‘460 patent expires in August 2020, and the ‘618 patent expires in December 2021.

AstraZeneca is evaluating Cobalt’s allegations and certifications. AstraZeneca has full confidence in its intellectual property portfolio protecting CrestorTM.

AstraZeneca has 45 days within which to commence a patent infringement lawsuit against the filer of an ANDA that would automatically stay, or bar, the FDA from approving the ANDA for 30 months (or until an adverse court decision, whichever may occur earlier).

1st November 2007

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Edel McCaffrey,  +44 207 304 5034  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

-Ends-

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 November 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2320 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,467,949,772.

G H R Musker
Company Secretary
5 November 2007

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 November 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2283 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,466,950,760.

G H R Musker
Company Secretary
6 November 2007

Item 5

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus for the AstraZeneca PLC U.S.$5,000,000,000 Euro Medium Term Note Programme (the Supplementary Prospectus).

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

www.rns-pdf.londonstockexchange.com/rns/1347h_-2007-11-6.pdf

The Supplementary Prospectus and the documents incorporated by reference therein are available to the public for inspection at the following addresses:

Document Viewing Facility
UK Listing Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN

G H R Musker
Company Secretary
6 November 2007

Item 6

Not for release, publication or distribution directly or indirectly in or into the United States, Canada, Australia or Japan

AstraZeneca launches and prices a debut GBP 350 million sterling bond and a EUR 750 million eurobond

AstraZeneca PLC, rated A1 (stable) by Moody's and AA- (stable) by Standard & Poor's, announces the successful pricing of a debut sterling bond for GBP 350 million and a Euro 750 million eurobond transaction (the “Bonds”).  The proceeds of the issue will be used for general corporate purposes and to repay a portion of the outstanding US commercial paper taken on in connection with the acquisition of MedImmune.

Both transactions were issued under AstraZeneca PLC’s Euro Medium Term Note (EMTN) programme.  The sterling bond is a GBP 350 million, fixed rate issue with a coupon of 5.75% maturing 13 November 2031.  The eurobond is a EUR 750 million, fixed rate issue with a coupon of 4.625% maturing12 November 2010.

This transaction represents a continuation of the refinancing of the acquisition of MedImmune Inc, following the $6.9 billion, 4-tranche SEC Global and EUR 750 million debut eurobond transactions in September.

The Bonds will be issued to institutional investors outside the US in accordance with Regulation S of the U.S. Securities Act of 1933, as amended.  The Bonds will be admitted to listing on the UKLA's Official List and to trading on the London Stock Exchange's Fixed Interest and Gilt Edged Market.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading bio-pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

7 November 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jorgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065
Pete Vozzo, (MedImmune) Tel: + 1 301-398-4358

This announcement is for information only and does not constitute an offer or invitation to subscribe for or purchase any securities.

The securities have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offering of the securities in the United States in connection with this transaction.

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 November 2007, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2243 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,466,200,760.

G H R Musker
Company Secretary
8 November 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 November 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2202 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,465,300,760.

G H R Musker
Company Secretary
9 November 2007

Item 9

CRESTOR® NOW INDICATED TO SLOW THE PROGRESSION OF ATHEROSCLEROSIS IN PATIENTS WITH ELEVATED CHOLESTEROL

AstraZeneca announced today that the U.S. Food and Drug Administration (FDA) has approved CRESTOR® (rosuvastatin calcium) as an adjunct to diet to slow the progression of atherosclerosis in patients with elevated cholesterol.  This new indication gives CRESTOR an important differentiator from competitors in the cholesterol-lowering marketplace.

The submission package to the FDA was based largely on the results of a pivotal study called METEOR (Measuring Effects on intima media Thickness: an Evaluation Of Rosuvastatin) which measured the effects of CRESTOR on plaque build-up in the arteries using carotid intima-media thickness (CIMT) and demonstrated a slowing of progression of atherosclerosis in people with early signs of the disease, elevated LDL cholesterol, and low cardiovascular risk, taking CRESTOR 40 mg.

The METEOR study is part of AstraZeneca’s GALAXY Programme, a large, comprehensive, long-term and evolving global research initiative designed to address important unanswered questions in statin research and to investigate the impact of CRESTOR on cardiovascular risk reduction and patient outcomes.  To date, the GALAXY Programme has recruited more than 69,000 subjects in more than 55 countries around the world.

The new CRESTOR label conforms to the FDA’s revised, easy-to-read format designed to draw physicians’ attention to the most important pieces of drug information in an effort to manage the risks of medication use and reduce medical errors.

About Atherosclerosis

Atherosclerosis is the progressive buildup of plaque — the fatty deposits and other cells — in the inner walls of the arteries. The condition is a consequence of elevated cholesterol and for many it is a silent disease, with no visible signs or symptoms.  The disease can begin in early adulthood and continues to progress for the rest of a person’s life. Despite the serious nature of atherosclerosis, many people do not understand how it develops and progresses.

About CRESTOR

CRESTOR is indicated as adjunctive therapy to diet to reduce elevated Total-C, LDL-C, ApoB, nonHDL-C, and triglycerides and to increase HDL-C in adult patients with primary hyperlipidaemia or mixed dyslipidaemia.  CRESTOR is also indicated as an adjunct to diet to slow the progression of atherosclerosis in adult patients as part of a treatment strategy to lower Total-C and LDL-C to target levels.  CRESTOR has not be determined to prevent heart disease, heart attacks or strokes.  For patients with hypercholesterolaemia and mixed dyslipidaemia, the usual recommended starting dose of CRESTOR is 10 mg.  The 40 mg dose of CRESTOR is reserved for only those patients who have not achieved their LDL-C goal utilising the 20 mg dose of CRESTOR once-daily.  When initiating statin therapy or switching from another statin therapy, the appropriate CRESTOR starting dose should first be utilised, and only then titrated according to the patients individualised goal of therapy.  AstraZeneca licensed worldwide rights to CRESTOR from the Japanese pharmaceutical company Shionogi & Co., Ltd.

For more information about CRESTOR, including full Prescribing Information, visit www.crestor.com

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services.  It is one of the world's leading pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products.  AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

9 November 2007

Media Enquiries:
Steve Brown,  +44 207 304 5033  (24 hours)
Edel McCaffrey,  +44 207 304 5034  (24 hours)

Investor Enquiries:
Jonathan Hunt,  +44 207 304 5087
Ed Seage,  +1 302 886 4065
Karl Hard,  +44 207 304 5322
Jorgen Winroth,  +1 212 579 0506
Mina Blair,  +44 20 7304 5084
Peter Vozzo, (MedImmune)  +1 301 398 4358

- ENDS -

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 November 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2139 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,464,300,760.

G H R Musker
Company Secretary
13 November 2007

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 15 November 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2202 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,463,501,457.

G H R Musker
Company Secretary
16 November 2007

Item 12

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 16 November 2007, Simon Lowth, a Director of AstraZeneca PLC, was granted awards under the terms of the AstraZeneca Share Option Plan and the AstraZeneca Performance Share Plan over the Company’s USD0.25 Ordinary Shares.  Details of the awards are as follows:

AstraZeneca Share Option Plan

Name of Director	Number of shares over which option is granted	Exercise price per share	Period when exercisable	Total number of shares under option
S Lowth	18,665	2210p	16.11.10-15.11.17	18,665

The option will become exercisable on16 November 2010 subject to the achievement of certain performance conditions.  The conditions, which will not be subject to any retesting, are that the earnings per share of the Company must increase by the increase in the UK Retail Prices Index plus 5% per annum on average over three years, and that no significant unforeseen event has taken place which, in the reasonable opinion of the Remuneration Committee, has resulted in major reputational damage to AstraZeneca, and the circumstances of which are exceptional enough to justify the option not vesting and becoming exercisable.  Failure to satisfy either or both of these conditions will result in the lapse of the option in its entirety.

AstraZeneca Performance Share Plan

Name of Director	Target number of shares awarded	Award price per share	Normal vesting date	Total interest in shares after this award	Percentage of shares in issue
S Lowth	15,554	2210p	16 November 2010	16,404	0.001%

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under the Plan may not generally vest before the third anniversary of the relevant date of grant nor unless the specified performance target(s) have been met at the end of the three year period which, for this award, is 1 January 2007 to 31 December 2009.

The performance target that applies to this award is the Company’s Total Shareholder Return (“TSR”) compared to the TSR of a selected peer group of 12 other pharmaceutical companies.  The actual number of shares to which a participant may become unconditionally entitled will depend on the extent to which the performance target(s) have been met.  A summary of the Plan, including a more detailed explanation of the performance target(s), can be found in the AstraZeneca Annual Report and Form 20-F Information 2006 which is available on the Company’s website www.astrazeneca.com.

G H R Musker
Company Secretary
19 November 2007

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 November 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2203 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,462,701,457.

G H R Musker
Company Secretary
19 November 2007

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 November 2007, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2162 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,461,701,457.

G H R Musker
Company Secretary
20 November 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 November 2007, it purchased for cancellation 800,000 ordinary shares of AstraZeneca PLC at a price of 2126 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,460,905,654.

G H R Musker
Company Secretary
21 November 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 November 2007, it purchased for cancellation 900,000 ordinary shares of AstraZeneca PLC at a price of 2254 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,460,006,008.

G H R Musker
Company Secretary
27 November 2007

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 November 2007, it purchased for cancellation 625,000 ordinary shares of AstraZeneca PLC at a price of 2240 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,459,381,008.

G H R Musker
Company Secretary
29 November 2007